ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Paul M. Kinsella
April 11, 2012	617-951-7000
617-951-7050 fax
Paul.Kinsella@ropesgray.com

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549-4720
Attention:	Mr. Jeffrey Riedler
Mr. John Krug

Re:          Supernus Pharmaceuticals, Inc.

Registration Statement on Form S-1

Filed March 16, 2012

File No. 333-171375

Dear Mr. Riedler and Mr. Krug,

On behalf of Supernus Pharmaceuticals, Inc., a Delaware corporation (the “Company”), we are writing in response to the comment letter, dated March 22, 2012 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Registration Statement on Form S-1 (File No. 333-171375), filed on December 23, 2010, as amended on February 8, 2011, December 30, 2011, February 14, 2012 and March 16, 2012 (as so amended, the “Registration Statement”), and relating to the Company’s registration of shares of its Common Stock, $0.001 par value per share. Concurrently herewith, the Company has filed Pre-Effective Amendment No. 5 to the Registration Statement (“Amendment No. 5”) incorporating the revisions described in this letter. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Comment Letter and are based upon information provided to Ropes & Gray LLP by the Company. For your convenience, three courtesy copies of this letter and Amendment No. 5, which has been marked to show the changes from Pre-Effective Amendment No. 4 to the Registration Statement as filed on March 16, 2012, are also being delivered to Mr. John Krug.

For the convenience of the Staff’s review, we have set forth the Staff’s comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references used in the Staff’s comments refer to Pre-Effective Amendment No. 4 to the Registration Statement, as filed on March 16, 2012; page numbers and other similar references used in the Company’s responses refer to Amendment No. 5, unless otherwise noted.

FORM S-1

Summary compensation table, page 135

1.               Please restore the executive compensation information for 2009 included in the initial filing of your registration statement.

Response: The Company advises the Staff that it has updated the summary compensation table on page 138 of Amendment No. 5 to include executive compensation information for 2009.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

2.               Please revise your operating activities presentation to begin with net income/loss as required by ASC 230-10-45-28.

Response: The Company advises the Staff that it has reviewed the guidance in ASC 230-10-45-28 and has added to the statement of cash flows on page F-6 a reconciliation from net income to income from continuing operations.

*  *  *  *  *

Please be advised that, in connection with the Comment Letter and the Company’s responses thereto, the Company hereby acknowledges the Staff’s position that the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact me at (617) 951-7921.

Best Regards,

/s/ Paul M. Kinsella

Paul M. Kinsella

cc:           Jack A. Khattar (Supernus Pharmaceuticals, Inc.)

Gregory S. Patrick (Supernus Pharmaceuticals, Inc.)

Mitchell S. Bloom (Goodwin Procter LLP)

Edward A. King (Goodwin Procter LLP)